

July 14, 2011

Tung Yee Sing
President
Kingly Chateau Corporation
Rm 1016, Chun Ying Hse, Ko Chun Ct,
Yao Tong
Hong Kong, Hong Kong

> **Re:** **Kingly Chateau Corporation**
> **Amendment No. 2 to Registration Statement on Form 10-12G**
> **Filed June 21, 2011**
> **File No. 000-54396**

Dear Mr. Sing:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your revised disclosure in response to comment 2 in our letter dated June 3, 2011 regarding the issuance of shares in connection with your financing arrangement. Please revise your disclosure under Item 10 of this Form 10 to provide the disclosure requested by Item 701 of Regulation S-K for the noted transaction.

2. Please note that your revised disclosure in response to comments 3 and 8 do not fully answer the prior comments. Considering you do not have a shareholder base, please revise to discuss the purpose of incurring registration and reporting cost now and the cost of the "extensive 8-K" later, instead of seeking out a private company seeking to go public and aiding such company in its registration via Form 10 at that subsequent point in time. Also, on page 13, please clarify the barriers eliminated by merging with you instead of a private company filing its own Form 10.

Item 2. Financial Information Management's Discussion and Analysis or Plan of Operations, page 12

3.   We reissue comment 10 in our letter dated June 3, 2011 in part. Please tell us how you estimated the referenced costs. Also, in light of the fact that these expenses appear to exceed the capital infusion of $50,000 that you recently received, please tell us how you plan to cover or otherwise defray these expenses.

Item 7. Certain Relationships and Related Transactions, page 17

4.   We note your response to comment 12 and reissue that comment. Please review the definition of promoter provided in Rule 405 of Regulation C and revise to identify Tung Yee Shing as your promoter or tell us why he does not fit that definition.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3386 with any other questions.

Sincerely,

Duc Dang
Senior Counsel